EXHIBIT 11.1

COMPUTATION OF NET LOSS PER SHARE

BEGINNING BALANCE			14,919,394

DATE	NO. OF SHARES ISSUED	CONTRIBUTION TO WEIGHTED AVERAGE	ENDING BALANCE

June 10, 2003	20,000	11,178	14,930,572
June 16, 2003	20,000	10,849	14,941,421
June 20, 2003	16,000	8,504	14,949,925
July 8, 2003	20,000	9,644	14,959,569
September 8, 2003	150,000	46,849	15,006,418
September 29, 2003	8,000	2,038	15,008,456
October 2, 2003	112,000	27,616	15,036,072
November 5, 2003	2,354,621	361,257	15,397,329
December 1, 2003	105,000	8,630	15,405,959
December 10, 2003	15,000	863	15,406,822
December 26, 2003	115,000	1,575	15,408,397
December 31, 2003	28,000	-	15,408,397
Net Loss for the year	$2,886,632
Weighted average shares	15,408,397
Net Loss per share	$(0.19)